Filed Pursuant to Rule 433
Registration Statement 333-219189

ORIX Corporation

US$500,000,000 Fixed Rate Senior Debt Securities Due 2024

Issuer:	ORIX Corporation

Expected Security Ratings:*	Moody’s: A3 (stable)

S&P: A- (negative)

Fitch: A- (stable)

Format:	SEC Registered

Security Type:	Senior Debt Securities

Ranking:	Direct, unsecured and unsubordinated general obligations of the issuer

Currency:	USD

Size:	US$500,000,000

Coupon:	4.050%, Fixed Rate

Net Proceeds before Expenses:	US$497,825,000

Trade Date:	January 8, 2019

Settlement Date:	January 16, 2019 (T+6)

Maturity:	January 16, 2024

Coupon Payment Dates:	January 16 and July 16 of each year, beginning on July 16, 2019

Day Count Convention:	30/360 (unadjusted)

Pricing Benchmark:	2.625% due December 31, 2023

Benchmark Spot (Price/Yield):	100-08 1⁄4 / 2.569%

Spread to Benchmark:	T5+150bps

Issue Price:	99.915% of the principal amount

Yield:	4.069%

Business Days:	New York, Tokyo

Minimum Denominations:	US$2,000 and integral multiples of US$1,000 in excess thereof

Listing:	None

Billing & Delivering:	Goldman Sachs & Co. LLC

Joint Bookrunners:	Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

SMBC Nikko Securities America, Inc.

Co-Managers:	Australia and New Zealand Banking Group Limited

BNP Paribas

Crédit Agricole Corporate and Investment Bank

Daiwa Capital Markets America Inc.

Deutsche Bank Securities Inc.

ING Financial Markets LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

Nomura Securities International, Inc.

CUSIP:	686330AL5

ISIN:	US686330AL51

Common Code:	191462572

* Note:	A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating agencies.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement (together with the base prospectus, the “prospectus”) with the U.S. Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it by calling Goldman Sachs & Co. LLC at 1-212-902-1171 (Prospectus Department), J.P. Morgan Securities LLC collect at 1-212-834-4533, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.